Exhibit 21.1

Legal Name	Jurisdiction of Incorporation

Palomar Insurance Holdings, Inc.	Delaware

Palomar Specialty Insurance Company	Oregon

Palomar Excess and Surplus Insurance Company	Arizona

Palomar Specialty Reinsurance Company Bermuda, Ltd.	Bermuda

Palomar Insurance Agency DBA Palomar General Insurance Agency	California

Palomar Underwriters Exchange Organization, Inc.	Delaware

Palomar Crop Insurance Services, Inc.	Delaware

First Indemnity of America Insurance Company	New Jersey